NewTech Enterprise Management, Inc.
Room 901, No, 7 Lane 388 East Xinjian Road,
Shanghai, China

November 17, 2009

Securities and Exchange Commission
100 F Street, NW
Washington, DC 20549
Mail Stop: 4720
Attention:   Jeffrey P. Reidler, Esq.
     Assisstant Director
     and
     Rose Zukin, Esq.

Re:	NewTech Enterprise Management, Inc.
Registration Statement on Form 10
Filed October 2, 2009
File No. 000-53796

Ladies and Gentlemen:

In response to the comments of the staff set forth in the letter of comments dated October 29, 2009, the Company has amended the Form 10 registration statement, as follows:

General

1. Pursuant to Section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law on December 2, 2009, at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date, you should consider withdrawing the registration statement prior to December 2, 2009 to prevent it from becoming effective and refilling it at such time as you are able to respond to any remaining issues or comments.

Response:  The Company is addressing the issues and comments raised by staff in the comment letter and would like the registration statement to become effective on December 2, 2009.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:  The Company has responded to comments in all applicable portions of the registration statement.

3. Throughout your filing, please revise your references to your management and board of directors to clarify that you only have one officer and director. For example, rather than stating that management will consider certain material factors in evaluating a prospective target company, please revise to state that you will rely on your Chief Executive Officer’s evaluation of a prospective target company. In addition, please clarify throughout whether you have any current plans to hire an additional officer or employee or elect another director.

Securities and Exchange Commission
November 17, 2009

Response:  The Company has amended the registration statement to make it clear that the decisions will be made by the chief executive officer and that the Company does not plan to hire additional officers or directors unless and until the Company completes an acquisition, although Ms. ZHU, as the sole director, has the power to elect additional directors.

Item 1. Business

General

4. Please disclose how you intend to find target candidates. We note your disclosure on page 4 that you have entered into an agreement with Beijing He Tian Yan Hao Commercial Trading Co., Ltd. pursuant to which you will pay a fee for introducing you to companies in the mining equipment business.  Please describe the material terms of this agreement, such as the obligations of each party, including the amount of the fee to be paid. Please clarify whether Beijing He Tian Yan Hao is a professional firm that specializes in business acquisitions.

If the CEO also intends to bring to your attention target candidates she becomes aware of through business contacts, please so disclose, and briefly describe these business contacts.

Response:  Language has been included to state (i) that Beijing He Tian Yan Hao’s business is not that of a finder but that, because of its familiarity with the mining equipment business, it may be in a position to help the Company identify and consummate an acquisition and (ii) that we expect to rely on third parties rather than our chief executive officer to make the initial contact with potential acquisition targets.  For the information of the staff, the chief executive officer does not have specific business contacts with respect to identifying and negotiating with target acquisition candidates.

Chinese Mining Equipment Industry, page 1

5. Please refer to the following statements on pages 1-2 of your registration statement:

•	“China is the world’s largest producer of coal, steel; lead, zinc, tin, magnesium, tungsten, antimony, mercury, rare earth and fluorspar”

•	“The mining industry as a whole includes approximately 80,000 state-owned mining companies and approximately 200,000 collectively-owned mines.”

•	“China’s proven mineral resources make up about 12 per cent of the world’s total in volume, and ranks number three in the world, just behind the USA and Russia.”

•
“In the long-term, the Government plans to invest more than $1.0 billion on upgrading technology in 70 coal mines and to convert state-owned mining enterprises into companies with private stockholders.”

•
“Further; the Chinese Government has completed a reform of its management structure in the industry, and almost all of the state-owned mining enterprises have now been passed onto the relevant provincial government.”

Please expand your disclosure in this section to identify the source(s) of these statements.

Securities and Exchange Commission
November 17, 2009

Response:  The section has been revised to provide the source of the information, including the appropriate website.  The Company rearranged the paragraphs so that the paragraphs from each source are together.

6. We note your statement on page.2 that “locally manufactured mining equipment is increasing ....”  Please expand this statement to identify what is increasing about locally manufactured mining equipment. For example, if availability or production of locally manufactured mining equipment is increasing, please so disclose.

Response:  This section has been expanded to give information as to the increasing market for mining equipment and the percentage of domestic (Chinese) production, as well as the source for the information.

7. Please briefly describe the market reforms that are driving Chinese mining and processing companies to seek productivity-enhancing capital investments.

Response:  This section has been expanded to state that Chinese mining and processing companies are required to offer more efficient and modern mining equipment and processing technology as well as related environmental technology and expertise and the nature of equipment that is becoming the focus of development, and to identify the sources of this information.

Form of Acquisition. page 3

8. Please add risk factors to the Risk Factors section which address the disclosure presented in the second and fourth paragraphs of this section beginning with “We anticipate that our present stockholders will likely not have control ... “ and “It is anticipated that the investigation of specific  business opportunities ...,” respectively.

Response:  We have added two risk factors.  One is headed “We anticipate that our stockholders will not hold a majority of our voting shares following a completion of an acquisition transaction.” The other is headed “If we negotiate an acquisition, we will incur significant costs with no assurance that the acquisition will be completed.” These risks address the disclosure referred to in comment 8.

9. We note your statement on page 3 that following a business combination, “all or a majority of our directors’ may resign.” It appears that you have only one director. Please revise your disclosure to clarify this inconsistency

Response:  Language has been included under “Form of Acquisition” to make it clear that we presently have only one officer and director, that she and any other officers and directors elected by her may resign, and that she has the ability to approve any acquisition and elect new directors without prior notice to or approval by, our stockholders.

Agreements, page 4

10. Please expand your disclosure, to describe the material terms of the consulting, agreements with Huyainan Zheng Yuan Commercial, Trading Co., Ltd: and Beijing He Tian Yam Hao Commercial Trading Co.  Your description should include a specific description of services to be provided, payments terns, termination and expiration provisions and any other material terms. Please file these agreements or explain why you believe you are not substantially dependent on these agreements in accordance with Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission
November 17, 2009

Response:  The disclosure under “Agreements” has been expanded to disclose the material terms of the agreement, and the English translations of the agreements are filed as exhibits.

Government Regulations, page 4

11. Please expand your filing to briefly discuss the governmental regulations to which you will be subject if you engage in the mining equipment business, or any other business, in China. Please refer to Item 101(h)(4)(ix), (xi) of Regulation S-K.

Response:  This section has been expanded to list the various laws and regulations that may be applicable to a company in the mining equipment business.

12. If governmental approval is required in China in order to operate a mining equipment business, please expand your disclosure to discuss the information required by Item 101(h)(4)(ix),(xi) of Regulation S-K.

Response:  The section has been amended to describe the government approval process.

Need for Funding, page 4

13. Please describe the types of sources you will approach to obtain funding for the acquisition price and working capital.

Response:  The Company has expanded the discussion to include information relating to the types of financing which might be considered as well as the type of financing source.  As disclosed in the revised language, the Company has no agreement or understandings, and has not engaged in any preliminary discussions, with any financing source or with respect to any type of financing.

14. It appears that the third sentence of this paragraph, beginning with “We may be competing with other companies ..,” is describing the competitive business conditions of your company.  Please place this information in a separately-entitled subsection within the Business Section entitled “Competition,” and also disclose in this subsection the information required by Item 101(h)(4)(iv) of Regulation S-K.

Response:  The Company has added a section entitled “Competition,” which includes both the language previously included under “Need for Funding”  and additional disclosure as to the type of companies that the Company would be competing with in seeking an acquisition and disadvantages which face the Company.  It is not possible to identify any potential competitor by name.

15. In the Competition subsection, please disclose the amount of financial resources that you currently have available. Please also provide this information in-the risk factor on page 5 entitled, “There is competition for those private companies suitable for a merger transaction....”

Response:  We disclose in the Competition section the Company’s lack of financial resources and that, the lack of financial resources, together with an illiquid stock, may make it very difficult to make an acquisition.  Similar disclosure in included in the Risk Factor section.

Securities and Exchange Commission
November 17, 2009

Employees, page 4

16. Please disclose the number of full-time employees. Please refer to Item 101(h)(4)(xii) of Regulation S-K.

Response:  This section has been revised to state that the Company has no full-time and two part-time employees, including the chief executive officer.

17. Please expand your disclosure to estimate the amount of time, or the percentage of her time, that the CEO will be able to devote to your affairs. Please also provide this information in the risk factor on page 6 entitled, “Our management intends to devote only a limited amount, of time….”

Response:  We have included language under “Item 5. Directors and Executive Officer” and in the risk factor referred to in comment 17, to state that Ms. ZHU devote no more than a few hours a week to the Company’s business.

Item IA. Risk Factors

General

18. Please add a risk factor that addresses the risks of engaging in a business combination with a privately-held company; for example, the lack of public information that exists will make it difficult for the CEO to evaluate the potential returns from entering into a business combination with such a company.

Response:  The Company has added a risk factor, “If we enter into an agreement with a privately-owned Chinese company, we may have difficulty in valuing the target company,” in which we disclose valuation difficulties in acquiring a private company.

19. Please add a risk factor to discuss the risks to the investor that your sole officer and director is not based in the United States. This risk factor should address the ability of your stockholders to obtain jurisdiction over non-US based officers and directors, and how lack of jurisdiction will involve shareholders’ ability to affect service of process and will make it more difficult to enforce judgments of US courts.

Response:  The Company has added a risk factor, “Because our sole officer and director is not based on the United States, stockholders may be unable to obtain jurisdiction over her” to disclose the difficulties stockholders may have bring claims against non-United States residents.

20. To the extent that there will be any limitations on the Company’s abilities to transfer funds generated in China outside of China, please include a separate risk factor discussing this risk.

Response:  The Company has added a risk factor, “China’s foreign currency control policies may impair the ability of our Chinese operating company to pay dividends to us” to address the risk concerning potential limitations on the ability of our operating company to pay dividends to the Company.

“Unless we obtain financing, we will not be able to consummate an acquisition....” page 5

21. Please disclose the amount of financing you expect you will need.

Securities and Exchange Commission
November 17, 2009

Response:  At present the Company cannot determine the amount of financing it will require.  The Company added the following language in response to the comment of the staff:  “Until we commence negotiations with respect to a financing we cannot estimate the financing requirements of the acquisition.  Since we presently have no funds, we would have to finance both the cash cost of the acquisition and, depending on the nature of the target company, working capital for the target company’s continuing requirement as well as its additional cash requirements resulting from its status as a public company in the United States.  We may not be able to obtain the necessary financing to consummate an acquisition and provide for necessary working capital after the acquisition.  Our inability to obtain necessary financing could impair our ability to complete an acquisition.”

“Our future success is highly dependent on our ability to locate and attract a suitable acquisition.” page 6

22. We note your disclosure that management may not be successful in locating candidates having established operating histories. However, there is also a risk that your CEO’s assessment of a target business may not be accurate. Given that your security holders will rely on the CEO’s evaluation of a target business in making the decision to enter into a business combination, please add a risk factor disclosing the risk that the CEO’s assessment of a target business and its management may not be accurate.

Response:  We have added a risk factor “We are dependent upon our sole officer and director to value the business of an acquisition target, and her assessment of the acquisition target’s business and management may not be accurate” to address the comments of the staff

“We have no existing agreement for a business combination or other transaction.” page 6

23. To the extent known, please expand your disclosure to disclose your expected timing as to your communication with various third parties. Please also add this information to the Business section.

“We have no existing agreement for a business combination or other transaction.” page 6

24. The Business Section of your registration statement indicates that you seek to engage in a business combination with a shining equipment company in the PRC. However, in this risk factor you state that you intend to seek an acquisition in the recycled paper industry in the PRC. Please revise your registration statement to clarify this inconsistency.

Response:  We added the following sentence to the risk factor referred to in comment 24 and in the section Business Strategy in the Business section.  “We do not expect that we will take any steps to identify a potential acquisition target until after this Form 10 registration statement becomes effective.”

“Our management intends to devote only a limited amount of time to seeking…” page 6

25. We note that your CEO engages in another business. Please expand your disclosure to name this business, and disclose the title of the position that the CEO holds.

Response:  This risk factor has been revised to include information at to Ms. ZHU’s full-time position.  Similar information is also included under “Item 5.  Directors and Executive Officers.”

 “Because we may seek to complete a business combination through a ‘reverse merger’…”‘ page 9

Securities and Exchange Commission
November 17, 2009

26. Please expand this risk factor to describe the series of events that would constitute a reverse merger.

Response:  A reverse merger is described in the Business section under “Form of Acquisition.”  A cross reference to this disclosure was added to the risk factor referred to in comment 26.

“We may not pay dividends,” page 9

27. Please clearly state in this risk factor that readers should not rely on an investment in your company if they require dividend income and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

Response:  The Company added the following language to this risk factor:  “You should not invest in our securities if you require dividend income.  Any income which you may receive from an investment in our securities would have to come from an appreciation in the price of the stock, and we cannot give any assurance that our stock price will increase.”

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

28. We note your statement on page 10 that your financial needs will be provided by loans from your sole officer and director. Please quantify, to the extent practicable, your financial needs for the next 12 month period.

Response:  The Company has estimated its ongoing expenses, other than those relating to an acquisition, which cannot be determined at this time.

Item 6. Executive Compensation

29. You disclose that you have not paid any cash compensation to any person since inception. Please expand your disclosure to clarify whether you have paid any compensation to your CEO, including shares of common stock of the company or other form of compensation. If compensation, in any form, was paid to your CEO please expand your disclosure to include the Summary Compensation Table required by Item 402(n) of Regulation S-K.

Response:  Item 6 has been revised to state that the issuance of the 2,878,000 shares to Ms. ZHU for approximately $100 may be deemed compensation to her.

Item 7. Certain Relationships and Related Party Transactions, and Director Independence

30. Please expand your disclosure to clarify whether you expect to establish a policy regarding conflicts of interest.

Response: Item 7 was revised to disclose that the Company has not established a policy regarding conflicts of interests since it has only one officer and director.

Securities and Exchange Commission
November 17, 2009

31. We note your disclosure on page 12 that Ms. ZHU advanced the company $2,600 to cover your operating expenses. Please disclose whether this advance was a gift or a loan. If this advance was a loan, please disclose the amount outstanding as of the latest practicable date, the amount of interest paid and/or owed and the rate of interest payable on the indebtedness. See Items 404(a)(5) and 404(d)(1) of Regulation S-K. In addition, please file a copy of this loan agreement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:  Item 7 was revised to disclose that the advance is a non-interest bearing unsecured loan.  No note was issued in connection with the financing.  The Company expects to repay the advance at the time of the completion of an acquisition.

Item 10. Recent Sales of Unregistered Securities

32. Please revise your disclosure to “state briefly the facts relied upon to make the  exemption available” for the issuance of shares in September 2009 under Regulation S and Rule 506 as required by Item 701 of Regulation S-K.

Response:  The Company has included additional disclosure to set forth the facts relied upon to make the exemptions available.

33. Please disclose the nominal consideration paid by Ms. ZHU, HHM International and the Levitsky Plan.

Response:  The consideration paid has been disclosed, which is approximately $100 for each of these stockholders.  The consideration by the Levitsky Plan was $100.  Ms. ZHU’s and HHM International’s consideration was RMB 700, which is approximately $100.

The Company hereby acknowledges that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact us.

Very truly yours,

/s/ ZHU, Mingzi
ZHU, Mingzi
Chief Executive Officer

cc: Asher S. Levitsky P.C.